Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Six Months Ended June 30,	2010	2009
		(Adjusted)*
Fixed charges:
Interest expense including
amortization of debt discount	$307	$291
Portion of rentals representing an interest factor	69	83
Total fixed charges	$376	$374
Earnings available for fixed charges:
Net income	$1,227	$827
Equity earnings net of distributions	(15)	(13)
Income taxes	753	459
Fixed charges	376	374
Earnings available for fixed charges	$2,341	$1,647
Ratio of earnings to fixed charges	6.2	4.4

*	Certain amounts have been adjusted for the retrospective change in accounting principle for rail grinding (See Note 3 in Item I, Notes to the Condensed Consolidated Financial Statements).

43